                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

                               PIERRE FOODS, INC.

                               ------------------

                              (NAME OF THE ISSUER)

                               PIERRE FOODS, INC.
                            JAMES C. RICHARDSON, JR.
                                 DAVID R. CLARK
                               JAMES M. TEMPLETON
                               PF MANAGEMENT, INC.

                               -------------------

                       (NAMES OF PERSONS FILING STATEMENT)

                      COMMON STOCK, NO PAR VALUE PER SHARE,
                                     AND THE
  ASSOCIATED RIGHTS TO PURCHASE JUNIOR PARTICIPATING PREFERRED STOCK, SERIES A
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  720 830 10 8

                                   -----------

                      (CUSIP NUMBER OF CLASS OF SECURITIES)

         MS. PAMELA M. WITTERS                     MR. DAVID R. CLARK
         CHIEF FINANCIAL OFFICER                   PRESIDENT
         PIERRE FOODS, INC.                        PF MANAGEMENT, INC.
         9990 PRINCETON ROAD                       361 SECOND STREET, NW
         CINCINNATI, OH 45246                      HICKORY, NC 28601
         (513) 874-8741                            (828) 304-2307
--------------------------------------------------------------------------------

    (NAMES, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                   COPIES TO:
         PATRICK DAUGHERTY, ESQ.                   GARZA BALDWIN, III, ESQ.
         FOLEY & LARDNER                           WOMBLE CARLYLE SANDRIDGE
         150 WEST JEFFERSON AVENUE                   & RICE, PLLC
         SUITE 1000                                3300 ONE FIRST UNION CENTER
         DETROIT, MI 48226-4416                    CHARLOTTE, NC 28202-6025
         (313) 442-6495                            (704) 331-4907

This statement is filed in connection with (check the appropriate box):

a.       [X]      The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

b.       [ ]      The filing of a registration statement under the Securities
                  Act of 1933.

c.       [ ]      A tender offer

d.       [ ]      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION VALUATION(1)                          AMOUNT OF FILING FEE(2)
--------------------------------------------------------------------------------
$5,440,670                                        $783
--------------------------------------------------------------------------------

(1) For purposes of calculating the filing fee only. Assumes the exchange of 2,176,268 shares of common stock, no par value per share, of Pierre Foods, Inc. for $2.50 per share, which assumes the exercise of options to purchase 25,000 shares.

(2) Calculated in accordance with Exchange Act Rule 0-11. On May 3, 2001, a fee of $521 was paid based on 1/50 of 1% of total consideration of $2,603,034. Concurrently herewith an additional fee of $262 is being paid based on .0092% of additional consideration of $2,837,636.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $521
Filing Party:                       Pierre Foods, Inc.
Form or Registration No.:           Preliminary Schedule 14A
Date Filed:                         May 2, 2001

This Amendment No. 9 to Rule 13e-3 Transaction Statement (this "Statement") is being filed incident to the filing by Pierre Foods, Inc., a North Carolina corporation ("Pierre Foods"), with the Securities and Exchange Commission (the "SEC"), on January 23, 2002, of a revised preliminary Proxy Statement on
Schedule 14A (the "Proxy Statement"). Pierre Foods has filed the Proxy Statement in connection with a special meeting of shareholders of Pierre Foods at which the shareholders will be asked to adopt and approve an Amended and Restated Agreement and Plan of Share Exchange dated as of December 20, 2001 among PF Management, Inc., a North Carolina corporation ("PF Management"), James C. Richardson, Jr., David R. Clark and Pierre Foods (the "Exchange Agreement").


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


Upon consummation of the transactions contemplated by the Exchange Agreement, Pierre Foods will become a wholly-owned subsidiary of PF Management and the shareholders of Pierre Foods (other than PF Management) will be entitled to receive $2.50 per share in cash for their Pierre Foods common stock and the associated preferred stock purchase rights. At the date of this Statement, PF Management owns 3,630,212 shares, or approximately 62.8%, of the outstanding shares of Pierre Foods common stock. The outstanding shares of common stock of PF Management are owned by the following persons in the indicated proportions:
James C. Richardson, Jr., 52.9%; David R. Clark, 35.2% and James M. Templeton, 11.9%.

The Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is an exhibit to this Statement. Pursuant to General Instructions F and G to Schedule 13E-3, the Proxy Statement is hereby expressly incorporated into this Statement in its entirety by this one reference thereto. The Proxy Statement contains all of the information required in response to all of the items of Schedule 13E-3, except that it does not include all of the exhibits listed below. The Proxy Statement will be amended, if appropriate, and completed before it is first sent or given to Pierre Foods' shareholders. This Statement will be amended to reflect any amendment and the completion of the Proxy Statement.

                               ITEM 16. EXHIBITS.

(a)(1)   Preliminary copy of Letter to Shareholders of Pierre Foods.

(a)(2)   Preliminary copy of Notice of Special Meeting of Shareholders.

(a)(3) Preliminary Proxy Statement of Pierre Foods for the Special Meeting of Shareholders.

(a)(4)   Form of Proxy.

(a)(5) Press Release of Pierre Foods dated April 27, 2001 (incorporated by reference to the Schedule 14A filed by Pierre Foods pursuant to Rule 14a-12 on April 27, 2001).

(a)(6) Press Release of Pierre Foods dated August 2, 2001 (incorporated by reference to Schedule 14D-9 filed by Pierre Foods pursuant to Rule 14d-9 on August 2, 2001).

(a)(7) Letter dated August 21, 2001, from Mr. Bobby Holman on behalf of the Special Committee to William E. Simon & Sons, LLC and Triton Partners (incorporated by reference to Schedule 14D-9, Amendment No. 1, filed by Pierre Foods pursuant to Rule 14d-9 on August 21, 2001).

(a)(8) Letter dated August 23, 2001, from David M. Kies, Esq. to Patrick Daugherty (incorporated by reference to Schedule 14D-9, Amendment No. 2, filed by Pierre Foods pursuant to Rule 14d-9 on August 27, 2001).

(a)(9) Form of consent to a supplemental indenture signed by certain holders of Pierre Foods' 10-3/4% Senior Notes Due 2006 (incorporated by reference to Schedule 14D-9, Amendment No. 2, filed by Pierre Foods pursuant to Rule 14d-9 on August 27, 2001).

(a)(10) Letter dated August 24, 2001, from Patrick Daugherty to J. Andrew Rahl, Jr., Esq. (incorporated by reference to Schedule 14D-9, Amendment No. 2, filed by Pierre Foods pursuant to Rule 14d-9 on August 27, 2001).

(a)(11) Press release of Pierre Foods dated December 21, 2001 (incorporated by reference to Schedule 14A filed by Pierre Foods pursuant to Rule 14a-12 on December 21, 2001).

(b)      Not applicable.

(c)(1)   Opinion of Grant Thornton LLP dated April 26, 2001.*

(c)(2) Financial analysis materials prepared by Grant Thornton LLP in connection with its presentation on April 26, 2001 to the special committee of the Board of Directors of Pierre Foods.*

(c)(3) Financial analysis materials prepared by Harrison Hurley and Company dated March 10, 2001.*

(c)(4) Bullet points of Grant Thornton LLP faxed to special committee on March 26, 2001.**

(c)(5) Initial financial model of Grant Thornton LLP presented to Pierre Foods' special committee and board of directors on March 26, 2001.**

(c)(6) Power Point presentation by Grant Thornton LLP to Pierre Foods' special committee and board of directors on April 26, 2001.**

(c)(7) Valuation analysis materials prepared by Harrison Hurley and Company dated November 15, 2001.

(c)(8) Financial model of Grant Thornton LLP presented to Pierre Foods' special committee and board of directors on December 20, 2001.

(c)(9) Power Point presentation by Grant Thornton LLP to Pierre Foods' special committee and board of directors on December 20, 2001.

(c)(10) Opinion of Grant Thornton LLP dated December 20, 2001 (included as Appendix B to the preliminary proxy statement filed herewith as Exhibit
         (a)(3)).

(d)(1) Amended and Restated Agreement and Plan of Share Exchange dated as of December 20, 2001 among PF Management, James C. Richardson, Jr., David
         R. Clark and Pierre Foods (included as Appendix A to the preliminary proxy statement filed herewith as Exhibit (a)(3)).

(d)(2) Agreement dated as of April 17, 2001 among PF Management, James C. Richardson, Jr., David R. Clark and James M. Templeton (pursuant to which Templeton agrees not to exercise voting or dispositive power over the Pierre Foods shares owned by PF Management) (incorporated by reference to Exhibit 1.1 to Schedule 13D, Amendment No. 22, dated April 17, 2001).

(d)(3) Letter dated July 31, 2001, from Garza Baldwin, III, to Patrick Daugherty (incorporated by reference to Schedule 14D-9, Amendment No. 3, filed by Pierre Foods pursuant to Rule 14d-9 on September 26, 2001).


----------------------
         *        Filed on May 2, 2001.

         **       Filed on July 9, 2001.

(d)(4) Engagement Letter dated December 13, 2001, between PF Management, Inc. and William E. Simon & Sons, LLC (performance by PF Management, Inc. guaranteed by Pierre Foods, Inc.) (incorporated by reference to Exhibit
         10.5 to Pierre Foods' Quarterly Report on Form 10-Q for its fiscal quarter ended December 1, 2001).

(f) Detailed statement describing shareholders' appraisal rights and the procedures for exercising those rights (included as Appendix D to the preliminary proxy statement filed herewith as Exhibit (a)(3)).

(g)      Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 23, 2002


                                       PIERRE FOODS, INC.


                                       By: /s/ Pamela M. Witters
                                           ----------------------------------
                                           Pamela M. Witters
                                           Chief Financial Officer

                                       /s/ James C. Richardson, Jr.
                                       --------------------------------------
                                       James C. Richardson, Jr.


                                       /s/ David R. Clark
                                       --------------------------------------
                                       David R. Clark


                                       /s/ David R. Clark
                                       --------------------------------------
                                       James M. Templeton
                                       By: David R. Clark, Attorney-in-fact


                                       PF MANAGEMENT, INC.


                                       By: /s/ David R. Clark
                                           ----------------------------------
                                           David R. Clark
                                           President